CHINA ENERGY CORPORATION
No. 57 Xinhua East Street
Hohhot, Inner Mongolia, People’s Republic of China 010010

December 11, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Karl Hiller, Branch Chief

Re:	China Energy Corporation
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended February 28, 2009
Filed April 20, 2009
Form 10-Q for the Fiscal Quarter Ended May 31, 2009
Filed July 22, 2009
Form 10-Q for the Fiscal Quarter Ended August 31, 2009
File No. 000-52409

Dear Mr. Hiller:

We are responding to the comment letter dated October 30, 2009 (“Staff’s Letter”) related to China Energy Corporation (“Company”).  The numbered paragraphs set forth below in Section A respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter and we also address certain outstanding comments in the prior letters from the Staff in Sections B and C as indicated. We have also sent to the Staff a revised draft of Form 10-K/A which reflect additional changes to respond to the Staff’s comments.

A.           Staff’s Letter dated October 30, 2009

Form 10-K/A (Draft) for the Fiscal Year Ended November 30, 2008

General

1.
We note that you did not indicate your filer status on the cover of the draft Form 10-K/A, and that-you-also incorrectly indicate-that-the-filing-is-a transition report. Please revise the cover page of the form accordingly.

Answer: We will revise the cover page of the form accordingly.

Business page, 4

Pacific Projects Inc. (“PPI”) page 6

Securities and Exchange Commission
File No. 000-52409
December 11, 2009

2.
Please further expand your disclosure to clarify whether Georgia Pacific Investments Inc. and Axim Holdings Ltd. were intended to serve only as brokers in arranging for the issuance of the 30,589,107 shares of China Energy Corporation, also to clarify whether these shares were to be incremental to the 45 million shares that you had reported as outstanding for all periods presented in your filing or if not describe the earlier transaction and circumstances under which these entities obtained those shares.

Please also clarify whether any funding occurred pursuant to your January 3, 2008 Share Trust Agreement with these entities and if so how you intend to account for these transactions in your financial statements, initially and in conjunction with your decision to abandon the FIE plan in favor of a VIE structure in July 2009.

Answer:                      PPI intended to fund the acquisition price by funds raised pursuant to the Share Trust Agreements entered into on January 3, 2008 with Georgia Pacific Investments Inc. (hereinafter referred to as “GPI”) and Axim Holdings Ltd (hereinafter referred to “Axim”) wherein proceeds from the sale of the CEC’s shares held by Axim and GPI were to be allocated to purchase the FIE business license at the deemed acquisition price.

As of December 31, 2008, GPI held 20,589,107 shares and Axim held 10 million shares, totaling 30,589,107 shares.  These shares were obtained from control group shareholders of CEC, who transferred their shares to those entities in trust with the view that those entities would sell those shares in the open market in order to fund the plan to convert Coal Group and Heat Power into FIEs. We deemed the 30,589,107 shares held by GPI and Axim to comprise a portion of the 45,000,000 issued and outstanding shares of CEC.

From the sale of the 30,589,107 shares, all the net proceeds (gross proceeds less $0.20 per share that accrued to the beneficiaries of the Axim and GPI trust beneficiaries in proportion to their shares originally deposited in Axim or GPI, less the brokerage commissions and expenses relating directly to the sale of the shares) were planned to be remitted to PPI to be used for funding of the acquisition price of the FIE business licenses mentioned above under the terms set out in the Trust Agreement.  No sale of CEC shares, however, has been made under this arrangement among PPI, GPI and Axim.

Management's Discussion and Analysis of Financial Condition and Results of  Operation, page 35

3.
We note your response to prior comment 5 proposing to expand your disclosure to include a table showing units of measurement for the electricity that is being supplied to your customers. However, you do not provide any narrative integrating details of theses unit of measurements with your discussion of the result of operations. You also did not clarify the meaning of the two figures shown as square meters, according to user type and for each period in its table of steam heating supplied as previously requested. The nature of the area being measured with square meters should also be explained in the disclosure. We reissue prior comment 5.

Securities and Exchange Commission
File No. 000-52409
December 11, 2009

Answer:   We have provided narrative integrating the details of the table reflecting the units of measurement in the results of operations discussion and we have also clarified the information in the heating revenue table (See attached Annex A3).

Financial Statements

4.
We note that you did not include financial statements with your draft amendment so we are unable to evaluate conformity with the guidance issued in prior comment 1, as it pertains to error correction disclosures and language in the audit report: We also note your responses to prior comment 6, 7 and 8, regarding various items on your statements of cash flows and your-computations of MD &A, indicating that you may be intending to rely on your auditors to remedy any financing reporting problems.

Please read the guidance in Rule 2-01(c)(4) of Regulation S-X concerning services relating to accounting records and financial statements that constitute non-audit services that if provided by an auditor will impair that auditors independence and will thereby cause any audit opinion rendered by such firm unacceptable for purposes of meeting your obligations to file audited financial statements. Tell us the extent to which your auditor has provided you with the services described in this guidance.

Answer:  In August 2009 the Company’s management initiated a review of the Company’s financial reporting process.   The review was overseen by the Company’s CFO with the assistance of experienced consultants (other than the newly engaged registered public accounting firm) hired by management.  This review was conducted partly in response to the SEC comments received by the Company.  As a result of the review, it was determined that there were recording errors, classification errors and presentation errors in the financial statements of the Company as of and for the years ended November 30, 2008 and 2007.   After analyzing the amounts and timing of the errors, the Company further determined that,  the errors were material and would require the Company to restate and have re-audits of its financial statements performed for those years.  Our independent auditors are in the process of concluding the re-audits.  The 10-K/A for years requiring restatement is expected to be filed in December 2009.

Form 10-Q for the Quarters Ended February 28, 2009, May 31, 2009 and August 31, 2009 Item 4T Controls and Procedures

5.
We note language in your draft amendment to the Form 10-K indicating that your disclosure controls and procedures and your internal controls over financial reporting were both ineffective as at November 30, 2008 due to significant deficiencies. You also describe various actions to be taken to remediate these deficiencies.

However, in the interim reports for the periods ended February 28, 2009, May 31, 2009 and August 31, 2009 you disclose that your disclosure controls and procedures were effective while also stating that there was no change in your internal controls over financial reporting during those interim periods.  If you have implemented measures to remediate the significant deficiencies identified during the evaluation of the internal controls over financial reporting for the period ended November 30, 2008 which have allowed you to subsequently conclude that your disclosure controls and procedures are effective, you should disclose these as material change to your internal control over financial reporting to comply with Item 308T(b) of Regulation S-K.

Securities and Exchange Commission
File No. 000-52409
December 11, 2009

If you have not resolved the deficiencies previously disclosed, you will need to explain how concluding that disclosure controls and procedures are effective is not inconsistent with your earlier evaluation approach if that is your view.

Answer:  We will amend the disclosures in the interim reports for the periods ended February 28, 2009,  May 31, 2009 and August 31, 2009 to reflect that the disclosure controls and procedures were ineffective.  While the Company has taken steps to improve its internal controls over financial reporting, the changes were not yet all in place to have  concluded that the disclosure controls and procedures were are effective during those periods.  Steps taken include hiring of consultants (other than the Company’s registered public accounting firm), recruitment of experienced senior level accounting personnel, and planned training of existing accounting personnel.

B.           Staff’s Letter dated August 28, 2009:

1.           Please submit a draft amendment with your next reply that includes all marked changes for the revisions proposed in your prior responses and any additional changes necessary to comply with the comments in this letter.

Please also understand that you will need to provide error correction disclosures in a note to your financial statements, reconciling the as previously reported to the restated amounts, and consistent with the guidance in paragraph 26 of SFAS 154. Any columns or rows including restated amounts should be labeled as such.

Answer:  Our independent auditors are in the process of concluding the re-audits. The 10-K/A for years requiring restatement is expected to be filed in December 2009.  The 10-K/A will reconcile amounts as previously reported to the restated amounts.

6.           We understand from your response to prior comment 6 that you believe there is an error in your presentation of investing cash flows, although you have not yet determined bow you would resolve this matter. We reissue prior comment 6.

Answer:   As a result of review undertaken by the Company the Cash Flows from Investing Activities section for the years ended November 30, 2008 and 2007 has been revised and restated as set forth in Annex B6.

Securities and Exchange Commission
File No. 000-52409
December 11, 2009

7.           We note your response to prior comment 7, proposing to revise your presentation of financing cash flows related to advances from shareholders and short-term notes to utilize labeling that is consistent with the activity being depicted. It is unclear bow the cash flows depicted arc consistent with the changes shown on page F-2. Please submit a reconciliation of the cash flows on each line item in the financing section for each period to the changes in the corresponding accounts on your Balance Sheets.

Answer:                      As a result of review undertaken by the Company the Cash Flows from Financing Activities section for the years ended November 30, 2008 and 2007 has been revised and restated as set forth in Annex B7.

8           We note your response to prior comment 9, proposing a restated policy note stating that your depletion will be based on proven and probable reserves, rather than the total quantity of coal available in the mine as Previously disclosed; also indicating that you will use the straight-line method of amortizing mine development costs. Please submit your computations of the adjustments that are necessary to correct your financial statements for this change. Also explain why you would not utilize the units-of-production method for calculating DD&A of mine acquisition and development costs as is the generally accepted practice in the industry, as articulated in EITF 04-6. If you believe that the two methods would not result in material differences in your periodic reporting, please submit the analysis that you performed in arriving at this view, including a schedule showing how this view is consistent with your year-to-year life-of-mine production schedule.

Answer:                      The Company did not properly disclose its policy relating to amortization of mine development costs.  Costs of mine development, expansion of the capacity of or extending the life of the mine (“Mining Structures”) are capitalized and amortized using the units-of-production (“UOP”) method over the productive life of the mine based on proven and probable reserves.  Mining Structure includes the main and auxiliary mine shafts, underground tunnels, ramps, and other integrant mining infrastructure.  With regards to mine acquisition costs, the Company corrected the method of amortization from straight line to the UOP method over the productive life of the mine based on proven and probable reserves.  As a result, mine acquisition costs, net, as of November 30, 2008 and 2007 have been revised and restated as follows:

	2008			2007
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

Mine acquisition cost, net	3,468,906	447,507	3,916,413	3,347,484	184,923	3,532,407

Securities and Exchange Commission
File No. 000-52409
December 11, 2009

C.           Staff’s Letter dated August 23, 2009:

5. We understand that you have operations in China and may be subject to restrictions on the distributions of funds outside the country. Please evaluate the extent to which your assets in China are restricted, based on the guidance in FRC §213.02, concerning situations in which separate financial information of the parent-only entity would be presented, also following the guidance in paragraph 24 of ARB 51. We expect that you will need to disclose parent-only financial information to comply with this guidance.

Answer:                      The US parent company only financial information as of and for the years ended November 30, 2008 and 2007 will be included in the 10K/A to be filed in December 2009  as set forth in Annex C5.

Sincerely, /s/ Fu Xu Fu Xu Chief Financial Officer China Energy Corporation

ANNEX A3

Heating Revenue Per Unit

User	Unit Price		Area (sq. meter range)*		Revenue ($)
	2007	2008	2007	2008	2007	2008	Variance
Residential	0.26	0.43	74.3/101	101/144	1,240,660	2,414,580	1,173,925
Commercial	0.47	0.62	16.7/24	24/35	503,397	859,847	356,450
Government	0.51	0.62	24.5/29	29/31	754,409	985,035	230,627

Total					2,498,465	4,259,467	1,761,002

_________________

*           The square meter range refers to the low and high quarter for the year. There were new buildings being completed in the later quarters of the year (high quarter),which increased our heating area.

The following table compares the quarterly revenue stream from the Electric Power Group and the units of measurement that are associated with the revenues for such periods.

Electricity Revenue Per Unit

Period	Unit Price		Units of Power supplied (10000KW.h)		Electricity Revenue (Ten thousand $)*

	2007	2008	2007	2008	2007	2008	Variance
Q1	0.03	0.03	2,882.72	3,556.06	79.50	109.73	30.23
Q2	0.03	0.03	3,629.46	3,779.78	101.12	120.14	19.02
Q3	0.03	0.03	2,612.40	91.95	73.87	2.98	-70.89
Q4	0.03	0.03	3,338.73	2,092.16	95.98	68.08	-27.89

Total			12,463.31	9519.95	350.48	300.94	-49.54
There are no revenues recorded in July and August of 2008 as a result of the mandatory shut down as per the PRC Government during the summer Olympics.

The unit prices for the electricity charges are set by local government. There are several factors which may affect the volume of electricity during a particular fiscal quarter.  First, every year there is a major maintenance overhaul which takes place outside the heating season (usually the third quarter) and several minor repairs and maintenance activities on the generator when needed.  During maintenance and repair, the power plant may be completely or partially shut down, and accordingly this lowers the volume of electricity supplied during that quarter. In addition, before the repair or  maintenance has been effected, the power plant may be running with lower efficiency, which also results in lower volume.   During cold weather, more steam is needed for heating, with less steam going to the generator, resulting in lower volume.

ANNEX B6

	2008			2007
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,357,340)	(2,194,995)	(4,552,335)	(3,783,188)	(486,432)	(4,269,620)
Increase in construction in progress	(4,501,147)	3,472,043	(1,029,104)	(6,343,383)	234,607	(6,108,776)
Payments made on mining right obligation	(152,614)	-	(152,614)	-	-	-
Proceeds from disposal of short term investments	-	-	-	-	61,919	61,919
Increase in long term investments	-	-	-	(3,652,647)	(79,906)	(3,732,553)
Proceeds from disposal of long term investments	3,853,884	(220,476)	3,633,408	-	-	-
Increase in notes receivable	-	(2,126,434)	(2,126,434)	-	(332,277)	(332,277)
Payments received on notes receivable	2,233,935	2,100,782	4,334,717
Cash received from disposal of fixed assets	-	-	-	22,230	(22,230)	-
Decrease in deferred charges	-	-	-	35,228	(35,228)	-
Net cash provided by (used in) investing activities	(923,282)	1,030,920	107,638	(13,721,760)	(659,547)	(14,381,307)

The restated Cash Flows from Investing Activities section has been prepared based on revised and restated balance sheets for the years ended November 30, 2008 and 2007 as follows:

	2008	2007
	(as restated)	(as restated)
ASSETS
Current assets:
Cash and cash equivalents	$456,802	$1,489,762
Certificate of deposit	-	94,698
Accounts receivable, net of allowance for doubtful accounts of $102,401 and $94,698, respectively	3,006,456	3,602,649
Other receivables	4,333,548	1,221,640
Advances to suppliers	2,750,536	1,180,386
Inventories	500,154	152,133
Total current assets	11,047,496	7,741,268

Fixed assets:
Property, plant and equipment	38,566,119	29,027,912
Construction in progress	9,809,230	7,626,025
	48,375,349	36,653,937
Less: accumulated depreciation and amortization	(4,778,216)	(2,934,087)
Net fixed assets	43,597,133	33,719,850

Other assets:
Investment property, net of accumulated depreciation of $120,686 and $69,755, respectively	1,978,873	1,871,881
Mining right, net of amortization of $492,575 and $400,303, respectively	3,916,413	3,532,407
Long term investments	255,776	3,889,184
Restricted cash	148,668	136,453
Notes receivable	2,802,850	5,011,133
Total other assets	9,102,580	14,441,058

TOTAL ASSETS	$63,747,209	$55,902,176

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	$5,558,888	$9,469,825
Accounts payable	9,389,617	6,745,522
Advance from customers	3,350,659	2,426,135
Accrued liabilities	326,611	413,374
Other payables	929,463	1,147,215
Shareholder loans	10,718,163	8,877,015
Current portion of long term obligation	-	1,082,266
Current portion of deferred income	581,903	188,505
Total current liabilities	30,855,304	30,349,857

Non-current liabilities
Long term obligation	-	1,623,399
Deferred income	4,790,048	1,984,387
Total non-current liabilities	4,790,048	3,607,786

Total liabilities	35,645,352	33,957,643

Stockholders’ equity:
Common stock: authorized 200,000,000 shares of $0.001 par value; 45,000,000 shares issued and outstanding	45,000	45,000
Additional paid-in capital	8,655,805	8,655,805
Paid in capital – stock options	315,000	-
Retained earnings	8,545,786	5,706,522
Statutory reserves	6,968,841	5,849,102
Accumulated other comprehensive income	3,571,425	1,688,104
Total stockholders’ equity	28,101,857	21,944,533

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$63,747,209	$55,902,176

Long term investments consist of the following:

	November 30, 2008	November 30, 2007

LiTai Coking Co., Ltd	$255,776	$236,537
Guanbanwusu	-	1,758,682
Inner Mongolia Tehong Biology Co. Ltd.	-	1,893,965
Total long term investments	$255,776	$3,889,184

Tehong Biology is a developmental stage company with no operations.  During the second quarter of 2008, the investment was exchanged for a promissory note, at net book value, which was repaid before November 30, 2008.  Guanbanwusu was similarly exchanged for a promissory note, at net book value, during the second quarter of 2008, which was repaid before November 30, 2008.

ANNEX B7

	2008			2007
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

Cash flows from financing activities:
Proceeds from short term bank loans	-	5,424,000	5,424,000	(1,131,618)	10,275,490	9,143,872
Principal payments made on short term bank loans	(5,709,457)	(4,282,121)	(9,991,578)	-	(6,531,337)	(6,531,337)
Advance from shareholders	2,239,065	(214,311)	2,024,754	3,767,314	(3,609,853)	157,461
Repayments of shareholders loans	(428,209)	(713,686)	(1,141,895)	-	(424,537)	(424,537)
Repayments of long term obligation	(1,712,837)	(992,828)	(2,705,665)	(926,023)	926,023	-
Net cash (used in) provided by financing activities	(5,611,438)	(778,946)	(6,390,384)	1,709,673	635,786	2,345,459

The restated Cash Flows from Investing Activities section has been prepared based on revised and restated balance sheets as of November 30, 2008 and 2007 as set forth in Annex B6.

ANNEX C5
Balance Sheets
	November 30,
	2008	2007
ASSETS
Other assets:
Investment in subsidiaries	$28,465,996	$22,215,555
Total other assets	28,465,996	22,215,555

TOTAL ASSETS	$28,465,996	$22,215,555

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities	$89,000	$44,500
Shareholder loans	275,139	226,522
Total current liabilities	364,139	271,022

Stockholders’ equity:
Common stock: authorized 200,000,000 shares of $0.001 par value; 45,000,000 shares issued and outstanding	45,000	45,000
Additional paid-in capital	8,655,805	8,655,805
Paid in capital – stock options	315,000	-
Retained earnings	19,086,052	13,243,728
Total stockholders’ equity	28,101,857	21,944,533

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$28,465,996	$22,215,555

Statements of Operations
	For the Years Ended November 30,
	2008	2007
Revenues:
Share of earnings from investment in subsidiaries	$6,251,824	$3,830,801
Total revenues	6,251,824	3,830,801

Operating expenses:
General and administrative	94,500	94,500
Professional and other fees	315,000	-
Total operating expenses	409,500	94,500

Net income	$5,842,324	$3,736,301

Statements of Cash Flows

	For the Years Ended November 30,
	2008	2007

Cash flows from operating activities:
Net income	$5,842,324	$3,736,301
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share of earnings from investment in subsidiaries	(6,251,824)	(3,830,801)
Options issued for services	315,000	-
Changes in operating assets and liabilities:
Increase in accrued liabilities and other payables	44,500	44,500
Net cash (used in) operating activities	(50,000)	(50,000)

Cash flows from financing activities:
Advance from shareholders	50,000	50,000
Net cash provided by financing activities	50,000	50,000

Net increase in cash and cash equivalents	-	-

Cash and cash equivalents, beginning of year	-	-

Cash and cash equivalents, end of year	$-	$-